Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

October 12, 2016

By EDGAR

Mr. Jason Fox,
Staff Accountant,
Division of Investment Management,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Carlyle GMS Finance, Inc. (Form 10-K for the Fiscal Year Ended December 31, 2015, Filed March 11, 2016, File No. 814 – 00995)

Dear Mr. Fox:

On behalf of Carlyle GMS Finance, Inc. (“CGMSF”) (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation on September 13, 2016 between Jason Fox of the Staff and William G. Farrar of Sullivan & Cromwell LLP, outside counsel to the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed with the Commission on March 11, 2016 (the “2015 Form 10-K”). For your convenience, a summary of the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response thereto. All capitalized terms used but not defined herein have the meanings given to them in the 2015 Form 10-K.

1.	Please explain whether shares of the Company’s common stock are offered on a continuous basis or some other way.

Under the subscription agreements between the Company and its investors, investors commit to purchase shares of the Company’s common stock and the Company makes periodic capital calls in respect of the investors’ capital commitments. Shares of the Company’s common stock are offered on a continuous basis. The Company agreed to reimburse Carlyle GMS Investment Management L.L.C., the

Company’s investment adviser (the “Investment Adviser”), for initial organization and offering costs incurred on behalf of the Company up to $1,500,000. As of December 31, 2015 and 2014, $1,500,000 of organization and offering costs had been incurred by the Company and $57,000 of excess organization and offering costs had been incurred by the Investment Adviser since inception. The $1,500,000 of incurred organization and offering costs are allocated to all stockholders based on their respective capital commitments and are re-allocated amongst all stockholders at the time of each capital call subsequent to the initial closing. Of the $1,500,000 of total organization and offering costs incurred by the Company, $74,000 related to offering costs. Under accounting principles generally accepted in the United States, offering costs of funds with continuous offering periods are to be recognized as a deferred charge and amortized to expense over a 12-month period. Given the immateriality of the offering costs to the Company’s financial statements, the $74,000 of offering costs were recorded as a direct charge against equity for the period ended December 31, 2013. The Company’s organization costs incurred were expensed when incurred and no organization or offering costs were incurred for the year ended 2014 or 2015. The Company’s disclosure regarding organization and offering costs and the accounting policy related thereto is included on page 98 of the 2015 Form 10-K.

2.	Please explain whether any management fees that have been waived are subject to future recapture.

As disclosed on pages 71, 106 and 113 of the 2015 Form 10-K, the Company does not have any management fees that have been waived that are subject to recapture. Any waived fees may not be recaptured in future period.

3.	Provide a representation that the Company reasonably believes that its assets will provide adequate coverage to allow it to satisfy all of its unfunded commitments and explain the basis for such belief.

The Company represents that it reasonably believes that its assets will provide adequate coverage to allow the Company to satisfy all of its unfunded commitments, the amount of which, as of December 31, 2015, was $24,601,000.

The bases for the Company’s belief are primarily that (i) the Company generally maintains significant cash and cash equivalents balances, which have averaged $23,803,000 over the previous eight quarters ended with the quarter ended December 31, 2015; (ii) historically the Company’s utilization of its Revolving Credit Facility and Facility has averaged 38% over the eight quarters ended December 31, 2015, which has permitted additional borrowings of up to $86,943,000 over the same period based on the computation of collateral to support the borrowings; (iii) the Company receives repayments, prepayments and sales proceeds on its portfolio investments that have ranged from $13,749,000 to $108,887,000 over the eight quarters ended December 31, 2015 and have averaged $43,654,000 per quarter over that period; and (iv) as of December 31, 2015, the Company had unfunded capital commitments of $559,214,000, which is available to drawdown/call from the Company’s investors.

*        *        *

Additionally, in connection with this response letter, the Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Any questions or comments with respect to this letter may be communicated to the undersigned at (212) 558-4940. Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ William G. Farrar
William G. Farrar

cc:	Michael Hart

Venugopal Rathi

Orit Mizrachi

Maximilian Caldwell

(Carlyle GMS Finance, Inc.)

Derek Ligeikis

(Ernst & Young LLP)